UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU’s SHAREHOLDERS’ MEETING

(Santiago, Chile, March 7, 2012) – The board of Directors on its meeting held on March 6th, resolved to summon the Regular Shareholders’ Meeting which will take place on April 11, 2012, at 12.00 hours (Chilean time), at Sala de Arte CCU, located in Av. Vitacura 2670, Las Condes, Santiago.

The agenda of the matters to be informed and resolved by the Shareholders’ Meeting is the following:

1.         Account of the Chairman.

2.         Approval of the Annual Report, Financial Statements and External Auditors’ Report corresponding to the fiscal year ended on December 31, 2011.

3.         Distribution of the profits accrued during fiscal year 2011 and dividend payment.

4.         Dividend policy presentation and procedures to be used in the distribution of dividends.

5.         Board members election.

6.         Determination of the Board of Directors member’s remuneration for the fiscal year 2012.

7.         Determination of the Committee of Directors budget and remuneration for its members for the fiscal year 2012.

8.         Determination of the Audit Committee budget and remuneration for its members for the fiscal year 2012.

9.         External Auditors appointment for the 2012 fiscal year.

10.       Committee of Directors’ activities during fiscal year 2011 report.

11.       Account on operations with related entities according Articles 147 of Chilean Law N°  18,046.

12.       Review all other matters that are of the interest of the Company and subject to the General Shareholders Meeting's competence pursuant to applicable law and the Corporation's by-laws, such as: a) inform about the Risk Rating Companies contracted for 2012, b) Board expenses, c) mailing costs mandatory information.

The shareholders registered as of April 3, 2012 are entitled to attend the Shareholders Meeting.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Société des Produits Nestlé S.A. For more information, visit www.ccu.cl  or www.ccuinvestor.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Ricardo Reyes
Chief Financial Officer

Date: March 08, 2012